CNIT ACQUIRED A CLOUD PLATFORM COMPANY TO
ACCELERATE GROWTH IN CLOUD SERVICES

SHENZHEN, China, September 23, 2014 - China Information Technology, Inc. (the "Company") (Nasdaq: CNIT), a leading provider of internet-based platforms, products and services in China, today announced that the Company, the Company’s variable interest entity, iASPEC Geo Information Technology Co., Ltd. and Shenzhen Yunchao Software Internet Co. Ltd. (“Yunchao”) entered into an Equity Transfer Agreement (the “Agreement”) dated September 16, 2014, to acquire 100% equity interest of Shenzhen Biznest Internet Software Co. Ltd. (“Biznest”) from Yunchao.

The total consideration of the transaction is approximately $15 million, consisting of approximately $7.5 million to be paid in cash and 1,543,455 ordinary shares to be issued by the Company. The transaction consideration was calculated based upon the value that is 10 times of Biznest’s projected net income of 2014. According to the Agreement, both the cash consideration and the ordinary shares will be delivered within six months from the date of the Agreement. The Company believes that it has sufficient capital resources to pay the cash consideration as well as its day-to-day working capital.

Based in Shenzhen, Biznest specializes in cloud computing infrastructures including cloud servers, cloud storage, cloud networks and virtual machines. These infrastructures provide the technological foundation which is critical for the Company to build customized Platforms and Software for its customers in various industries. Specifically, the Company has collaborated with Biznest on the new media platform which utilizes cloud-based smart displayers to deliver highly targeted ads and public information at high-traffic urban locations. The Company has also collaborated with Biznest on the cloud education platform which complements offline teaching through displayers and touch-screen IT pads featuring multimedia educational resources. For more information on Biznest, please visit http://www.biznest.cn/

Mr. Jiang Huai Lin, Chairman and Chief Executive Officer of the Company, commented, “We are very excited about this acquisition as Biznest is critical to our new CAT business model, and we believe that our firepower in cloud area will be significantly strengthened. Biznest is a leading innovator in cloud-based hardware and software solutions with a robust engineering prowess and large patent portfolio. We are excited to bring their superior technical knowhow in-house and create better cloud-based solutions for our diverse customers. Similar to Tencent’s WeChat and Alibaba’s Taobao, our CAT model is revolutionary and disruptive to the incumbent media industry. As our software and hardware infrastructures are being completed, we are going full force to roll out our cloud services and monetize in the large addressable market. We look forward to leveraging our CAT eco-system to win a series of new contracts and generate strong recurring revenue and profits in the foreseeable future.”

About China Information Technology, Inc.

Headquartered in Shenzhen, China, China Information Technology, Inc., through its subsidiaries and other consolidated entities, provides the CNIT Cloud Platform based on its proprietary Cloud-App-Terminal (CAT) model. The Company's cloud-based products include Cloud-based Education Platform (CEP), Information Distribution Platform (IDP), Online Ad Exchange Platform (OAEP), etc. The Company's integrated hardware, software, and cloud-based services serve a variety of customers in the fields of government, education, healthcare, financial, commercial, communication and individual consumers. To learn more about the Company, please visit its corporate website at http://www.chinacnit.com.

Safe Harbor Statement

This press release may contain certain "forward-looking statements" relating to the business of China Information Technology, Inc., and its subsidiary companies. All statements, other than statements of historical fact included herein, are "forward-looking statements" in nature within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements, often identified by the use of forward-looking terminology such as "believes," "expects" or similar expressions, involve known and unknown risks and uncertainties. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, they do involve assumptions, risks and uncertainties, and these expectations may prove to be incorrect. Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those discussed in the Company's periodic reports that are filed with the Securities and Exchange Commission and available on its website (http://www.sec.gov). All forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these factors. Other than as required under the securities laws, the Company does not assume a duty to update these forward-looking statements.

For further information, please contact:

China Information Technology, Inc.
Tiffany Pan
Tel: +86 755 8370 4767
Email: ir@chinacnit.com
http://www.chinacnit.com

Grayling
Shiwei Yin
Investor Relations
Tel: +1.646.284.9474
Email: cnit@grayling.com